UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 6, 2017

SNAP INTERACTIVE, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-52176	20-3191847
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

122 East 42nd Street, New York, NY	10168
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 594-5050

(Former name or former address, if changed since last report)

Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Entry into Merger Agreement

On September 6, 2017, Snap Interactive, Inc. (the “Company”), LiveXLive Media, Inc., a Delaware corporation (“Buyer”), LXL Video Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), and Jason Katz, as the agent of the stockholders of the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, the Company agreed to merge with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Buyer (the “Merger”).

Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each outstanding share of the common stock of the Company (“Company Common Stock”), other than shares to be cancelled pursuant to the Merger Agreement and shares held by a stockholder of the Company who has demanded appraisal for such shares in accordance with applicable law, shall be automatically converted into the right to receive the Common Per Share Consideration (as defined below) comprising (i) an amount in cash equal to the Common Per Share Cash Consideration (as defined below) plus (ii) a number of shares of the common stock of Buyer (“Buyer Common Stock”) equal to the Common Per Share Stock Consideration (as defined below). No fractional shares of Buyer Common Stock shall be issued in the Merger; rather, any such fractional shares shall be rounded down to the nearest whole number.

For purposes of the Merger Agreement: (i) “Common Per Share Consideration” means an amount equal to the quotient obtained by dividing (x) $34,041,301 (subject to pre and post-closing adjustments as described in the Merger Agreement, including adjustments based on the amount of cash, net working capital and indebtedness of the Company on the closing date) by (y) the number of issued and outstanding shares of Company Common Stock immediately prior to the closing of the Merger (the “Fully Diluted Share Capital”); (ii) “Common Per Share Cash Consideration” means an amount in cash equal to approximately 60% of the Common Per Share Consideration; and (iii) “Common Per Share Stock Consideration” means such number of shares of Buyer Common Stock equal to the quotient obtained by dividing (x) approximately 40% of the Common Per Share Consideration by (y) the public offering price per share of Buyer Common Stock pursuant to the proposed underwritten public offering by Buyer of shares of Buyer Common Stock yielding aggregate gross proceeds to Buyer of not less than $100 million (the “Buyer Public Offering”); provided, that if the closing of the Merger occurs following, and not contemporaneously with, the closing of the Buyer Public Offering, then item (y) of this clause (iii) shall be replaced by the volume weighted average price of the Buyer Common Stock on each of the ten consecutive trading days ending on the trading day immediately prior to the closing date of the Merger.

In addition, if, during the ten year period following the date of the Merger Agreement, Buyer or the surviving corporation receives any monetary judgment or award in connection with that certain patent infringement claim, together with related claims, referenced as PalTalk Holdings, Inc. v. Riot Games, Inc. and Valve Corporation, 1:16-cv-01239, originally filed on December 16, 2016 by the Company’s subsidiary, Paltalk Holdings, Inc., in the United States District Court for the District of Delaware, relating to U.S. Patent Nos. 5,822,523 and 6,226,686, then Buyer shall pay, or cause to be paid, to each stockholder of the Company immediately prior to the Effective Time, its pro rata portion of 62.5% of such award or judgment (less costs and expenses), which amount shall be payable in cash and shares of Buyer Common Stock in the same ratio as the Common Per Share Consideration (the “Additional Consideration”); provided, that the portion of the Additional Consideration payable in Buyer Common Stock shall be calculated based on the volume weighted average price of the Buyer Common Stock on each of the ten consecutive trading days ending on the trading day immediately prior to the date of such payment.

It is expected that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes, so that, in general, none of the Company, Buyer, Merger Sub or any of the stockholders of the Company will recognize any gain or loss in the transaction.

Approvals, Closing Conditions, Representations and Warranties and Covenants

The respective Boards of Directors of each of the Company, Buyer and Merger Sub have approved the Merger and the Merger Agreement. In addition, the holders of in excess of 70% of the outstanding shares of Company Common Stock have approved the Merger and the Merger Agreement by written consent. The completion of the Merger will not require any consent or approval from the holders of Buyer Common Stock. However, the consummation of the Merger is subject to certain customary conditions, including, among other things:

●	the consummation by Buyer of the Buyer Public Offering;

●	the Registration Statement on Form S-4 to be filed by Buyer with respect to the shares of Buyer Common Stock to be issued in the Merger being declared effective by the U.S. Securities and Exchange Commission (the “SEC”);

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●	the shares of Buyer Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Select Market or the New York Stock Exchange;

●	the filing by the Company of a definitive Information Statement of the type contemplated by Rule 14c-2 (the “Information Statement”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the SEC, and the mailing by the Company of the Information Statement to the Company’s stockholders as required under Regulation 14C promulgated under the Exchange Act;

●	Buyer’s receipt of the fairness opinion of ValueScope, Inc. from the Company solely for informational purposes with respect to the total Merger consideration;

●	the delivery of a lock-up agreement by those stockholders of the Company holding more than 5% of the outstanding shares of Company Common Stock as of the date of the Merger Agreement;

●	the holders of no more than an aggregate of 5% of the outstanding Company Common Stock exercising appraisal rights with respect to the Merger; and

●	the absence of a Material Adverse Effect (as defined in the Merger Agreement) with respect to either Buyer or the Company.

The parties have also made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including a covenant that the Company will, and will cause its subsidiaries to, during the period between the date of the Merger Agreement and the Effective Time, conduct its business only in the ordinary course of business consistent with past practice, and that the Company will not engage in certain types of transactions without the consent of Buyer during such period.

Subject to certain exceptions set forth in the Merger Agreement, the Company is subject to customary restrictions on its ability to solicit acquisition proposals from third parties and to provide information to, and enter into discussions or negotiations with, third parties regarding alternative acquisition proposals. However, in certain circumstances, the solicitation restrictions are subject to a customary “fiduciary out” provision that allows the Company to provide information to, and enter into discussions or negotiations with, third parties with respect to an acquisition proposal if the Company’s Board of Directors determines in good faith that such acquisition proposal either constitutes, or is reasonably expected to result in, a Superior Proposal (as defined in the Merger Agreement) and that the failure to do so would be inconsistent with its fiduciary duties under applicable law.

Termination Rights and Procedures

The Merger Agreement contains certain customary termination rights, including, among others: (i) the right of Buyer to terminate the Merger Agreement if the Company’s Board of Directors changes its recommendation that the Company’s stockholders adopt the Merger Agreement or fails to reaffirm its recommendation; (ii) the right of the Company to terminate the Merger Agreement to accept a Superior Proposal; (iii) the right of either party to terminate the Merger Agreement if (x) the Buyer Public Offering shall not have priced on or before October 9, 2017 or (y) the closing of the Merger shall not have occurred by the earlier of (A) a commercially reasonable period of time following the closing of the Buyer Public Offering or (B) December 8, 2017; and (iv) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties, agreements or covenants, subject to certain conditions and cure periods.

The Merger Agreement provides for the Company to pay Buyer a termination fee of $2,900,000 in certain circumstances, including if (i) the Merger Agreement is terminated by Buyer as a result of the Company’s Board of Directors changing its recommendation or failing to reaffirm its recommendation; (ii) the Merger Agreement is terminated by the Company to accept a Superior Proposal; or (iii) the Merger Agreement is terminated under specified circumstances during the pendency of a publicly disclosed third party proposal to acquire the Company if, within six months of such termination, the Company’s Board of Directors recommends an alternative transaction or the Company enters into an agreement for or consummates an alternative transaction.

Other Matters

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated by reference herein. A copy of the Merger Agreement has been included to provide shareholders with information regarding its terms and is not intended to provide any factual information about the Company or Buyer.

The Merger Agreement contains representations and warranties by Buyer, Merger Sub and the Company with respect to matters as of specified dates. The representations and warranties: reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by the stockholders of the Company or Buyer; in certain cases, merely represent risk-allocation decisions among the parties; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders. As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures by the Company or Buyer.

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Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change is Fiscal Year.

On September 5, 2017, the Board of Directors of the Company authorized and approved Amendment No. 1 to the Amended and Restated By-Laws of the Company to clarify the right of the stockholders of the Company to take action by less-than-unanimous written consent (the “By-Laws Amendment”). The summary of the By-Laws Amendment above is qualified in its entirety to the By-Laws Amendment filed as Exhibit 3.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

As noted in Item 1.01, on September 6, 2017, the Company, Buyer, Merger Sub and Jason Katz entered into the Merger Agreement. On September 5, 2017, the holders of in excess of 70% of the outstanding shares of Company Common Stock approved the Merger and the Merger Agreement by written consent.

Item 8.01 Other Events.

As a result of the public announcement of the Merger, the Company’s previously announced cash repurchase program for up to $1.0 million of Company Common Stock in open market transactions pursuant to a stock repurchase plan agreement established in accordance with Rule 10b5-1 of the Exchange Act has been automatically terminated pursuant to the terms of the repurchase plan.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition by Buyer of the Company, Buyer will file with the SEC a registration statement on Form S-4 that will include an information statement of the Company that also constitutes a prospectus of Buyer. The definitive information statement/prospectus will be delivered to stockholders of the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive information statement/prospectus (when available) and other documents filed with the SEC by Buyer and the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Buyer will be available free of charge on Buyer’s internet website at http://www.livexlive.com or by contacting Buyer’s Investor Relations Department at (310) 601-2500. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at http://www.snap-interactive.com or by contacting the Company at (212) 594-5050.

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Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the control of the Company and Buyer, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the ability of the Company and Buyer to consummate the Merger, including the ability to satisfy conditions to closing the Merger; risks and uncertainties associated with general economic, industry and market sector conditions; future growth and the ability to obtain additional financing to implement growth strategies; the ability to successfully develop and launch new applications, including dating applications with live video features; the ability to successfully combine the product and services portfolio of the Company and Buyer; the ability to market products and services internationally and derive revenue therefrom; the ability to successfully license products and platforms; the ability to increase or recognize revenue, decrease expenses and increase the number of active subscribers, new subscription transactions or monthly active users; the ability to enter into new advertising and licensing agreements; the ability to diversify new user acquisition channels or improve the conversion of users to paid subscribers; the ability to anticipate and respond to changing user and industry trends and preferences; industry competition; and circumstances that could disrupt the functioning of the applications of the Company or Buyer. More detailed information about the Company and Buyer and the risk factors that may affect the realization of forward-looking statements is set forth in the filings of the Company and Buyer with the SEC, including the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for such entities. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.

All forward-looking statements speak only as of the date on which they are made. The Company and Buyer undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement was made, except to the extent required by applicable securities laws.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit #	Description

2.1*	Agreement and Plan of Merger, dated as of September 6, 2017, by and among LiveXLive Media, Inc., LXL Video Acquisition Corp., Snap Interactive, Inc. and Jason Katz (as the Stockholders’ Agent).

3.1	Amendment No. 1 to the Amended and Restated By-Laws of Snap Interactive, Inc.

* Schedules have been omitted pursuant to Item 601(b)(ii) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 8, 2017	SNAP INTERACTIVE, INC.

	By:	/s/ Alexander Harrington
Alexander Harrington
Chief Executive Officer

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EXHIBIT INDEX

Exhibit #	Description

2.1*	Agreement and Plan of Merger, dated as of September 6, 2017, by and among LiveXLive Media, Inc., LXL Video Acquisition Corp., Snap Interactive, Inc. and Jason Katz (as the Stockholders’ Agent).

3.1	Amendment No. 1 to the Amended and Restated By-Laws of Snap Interactive, Inc.

* Schedules have been omitted pursuant to Item 601(b)(ii) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

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